UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 8-A


              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                                  MEDICOR LTD.
           ______________________________________________________
           (Exact name of registrant as specified in its charter)


                Delaware                               14-1871462
     ______________________________                __________________
    (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)                Identification No.)


                         4560 S. Decatur Blvd., Ste. 300
                             Las Vegas, Nevada  89103
            __________________________________________________
            (Address of principal executive offices) (Zip code)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. |_|

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. |X|

         Securities Act registration statement file number to which this form relates: ______________ (if applicable).

         Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered

          ___________________                ______________________________

         Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock $.001 par value
                  _______________________________________
                              (Title of Class)

                INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.  Description of Registrant's Securities to be Registered.
         --------------------------------------------------------

     Registrant's authorized stock consists of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.

Common Stock
------------

Holders of common stock are entitled to one vote for each share held of record for all matters submitted to a vote of the stockholders. Each share of the common stock is entitled to equal dividend rights and to equal rights in the assets of the Registrant available for distribution to holders of common stock upon liquidation. The common stock is neither redeemable nor convertible into other securities and there are no sinking fund provisions. The Registrant's certificate of incorporation and bylaws do not provide for preemptive rights for the holders of common stock.

Preferred Stock
---------------

The Registrant's board of directors, without further action by the Registrant's stockholders, may issue preferred stock in series and may, at the time of issuance, determine the rights, preferences, and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on common stock. Also, holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Registrant before any payment is made to the holders of the common stock. The issuance of preferred stock may chance in control of the Registrant without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting powers of the holders of common stock, including the loss of voting control to others. No shares of preferred stock have been distributed or issued and the Registrant has no present plans to issue any preferred stock.

Special Voting and Other Provisions
-----------------------------------

Stockholders' rights and related matters are governed by Delaware corporate law and the Registrant's certificate of incorporation and bylaws. Certain provisions of the certificate and bylaws which are summarized below may affect potential changes in control of the Registrant. The cumulative effect of these terms may be to make it more difficult to acquire and exercise control of the Registrant or to make changes in management.

The certificate provides that each director will serve for a three-year term and that approximately one-third of the directors are to be elected annually. Candidates for directors shall be nominated only by the board of directors or by a stockholder who gives written notice to the Registrant not less than 45 nor more than 75 days before the date the Registrant first mailed its proxy materials for the prior year's annual meeting. The Registrant may have four to seven directors as determined from time to time by the board. Between stockholder meetings, the board may appoint new directors to fill vacancies or newly created directorships.


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

Any director elected for a term longer than one year cannot be removed from office in connection with a "change in control" of the operation. A "change in control" shall be deemed to have occurred if any "person" (as such term is used in Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), other than the Registrant or any person who on the date the bylaws were adopted was a director or officer of the Registrant or whose shares of the Registrant are treated as "beneficially owned" (as defined in Rule 13d-3 under the Exchange Act) by any such director or officer, is or becomes the beneficial owner, directly or indirectly, without the prior written approval of the majority of the whole board, of securities of the Registrant representing 20 percent or more of the combined voting power of the Registrant's then outstanding securities.

The certificate and bylaws provide further that the foregoing provisions of the certificate and bylaws may be amended or repealed only with the affirmative vote of at least 80% of the shares entitled to vote. These provisions exceed the usual majority vote requirement of Delaware law and are intended to prevent the holders of less than 80% of the voting power from circumventing the foregoing terms by amending the certificate or bylaws. These provisions, however, enable the holders of more than 20% of the voting power to prevent certain amendments to the certificate or bylaws even if they were formed by the holders of a majority of the voting power.

The effect of these provisions of the Registrant's certificate and bylaws may be to make more difficult the accomplishment of a merger or other takeover or change in control of the Registrant. They may also have the effect of making removal of the Registrant's incumbent board of directors and management more difficult. Furthermore, these provisions may make it more difficult for stockholders to participate in a tender or exchange offer for common stock and in so doing may diminish the market value of common stock. The Registrant is not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of common stock.


Item 2.  Exhibits.
         ---------


     The following exhibits are incorporated by reference as indicated below:


1. Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3(1) to the Registrant's Registration Statement on Form SB-2/A filed September 14, 2001, Commission File No. 333-64420)

2. Certificate of Amendment of Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Form 10-KSB filed October 14, 2003, Commission File No. 333-64420)

3. Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant's Form 10-KSB filed October 14, 2003, Commission File No. 333-64420).

                                 SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    MEDICOR LTD.


Date: October 28,2003               By: /s/ Theodore R. Maloney
                                        _______________________________________
                                        Theodore R. Maloney
                                        Chief Executive Officer






























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